WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

March 31, 2022

Dear Warrior Met Coal Shareholder,

Shareholders of Warrior Met Coal Inc. (“WMC” or the “Company”) have the opportunity to vote for greater board accountability to shareholders at the Company’s annual shareholder meeting on April 26, 2022. Proposal #6 on WMC’s proxy card, “Stockholder Proposal Regarding Majority Voting in Uncontested Director Elections” (the “Proposal”), asks WMC’s board to initiate the appropriate process to amend WMC’s governance documents to provide that a director nominee must receive support from holders of a majority of shares voted at a shareholder meeting in order to be elected in an uncontested election. A plurality standard would continue to apply in contested elections.

A plurality voting standard, which WMC currently employs, allows a director nominee in an uncontested election to be elected with a low level of shareholder support; indeed, a single share suffices. In our view, the composition of the board of directors is the most important governance arrangement for shareholders, as shareholders rely on the board to provide robust oversight of management and to safeguard shareholder interests. Thus, shareholder votes in director elections should have meaningful consequences. According to the chancery court of Delaware, where WMC is incorporated, the shareholder franchise is the “underpinning upon which the legitimacy of directorial power rests.”1

WMC argues that the Proposal is unnecessary because the Company has adopted a director resignation policy (the “Policy”) requiring that a nominee running for re-election promptly tender his or her resignation if he or she received more “withhold” than “for” votes and empowering the board’s Nominating and Corporate Governance Committee (the “Committee”) to recommend to the full board whether to accept the resignation. WMC claims that the Policy allows the board to “respect the right of stockholders to express their views through their vote for directors.”2 We disagree. The Policy leaves the ultimate decision about a nominee’s fate in the hands of fellow directors, rather than shareholders. It also injects subjective standards into the Committee’s process, providing that the Committee should consider the reason for the lack of majority support, “the overall composition of the Board and the qualifications of the director,” and whether accepting the resignation “would be in the best interests of the Company and its stockholders.”3

_____________________________

1 Blasius Indus. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. Ct. 1988).

2 Definitive Proxy Statement filed on Mar. 14, 2022, at 27.

3 http://investors.warriormetcoal.com/~/media/Files/W/Warrior-IR/documents/governance-documents/wmc-director-resignation-policy-12-2021.pdf

2

WMC also raises the specter of a “failed election,” arguing that the risks of a vacancy created by a nominee’s failure to achieve majority support outweighs any benefits to shareholders of a majority vote standard. But a smooth transition could be facilitated by a holdover provision, which WMC could adopt in conjunction with a majority vote standard. Such a provision could provide that an incumbent director who did not obtain majority support would serve for a specific period of time sufficient to recruit a replacement and ensure that the Company remained in compliance with listing standards, contracts, regulatory requirements and governance documents.

Finally, WMC urges that the board and Committee’s vetting of nominees, as well as shareholders’ right to submit potential nominees to the Committee and nominate candidates through a dissident solicitation, are adequate substitutes for a majority vote standard. Both the vetting and suggestion of potential nominees, however, leave authority in the hands of the board, rather than shareholders. Dissident director campaigns cost millions of dollars4 and are mounted rarely—Insightia tracked only 22 director contests at U.S. companies in 20215—so they cannot function as a general accountability mechanism. We believe that making uncontested director elections meaningful, as the Proposal requests, would much more effectively promote board accountability to shareholders.

Majority voting in director elections is considered a governance best practice by the Council of Institutional Investors, an investor trade association whose members have approximately $4 trillion in assets under management,6 and by the International Corporate Governance Network.7 The proxy voting guidelines of major asset managers including BlackRock,8 State Street,9 and Vanguard10 favor a majority vote standard for director elections.

We urge you to vote FOR Proposal 6 on WMC’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

_____________________________

4 E.g., https://repository.upenn.edu/cgi/viewcontent.cgi?article=1573&context=edissertations, at 36; https://www.stern.nyu.edu/sites/default/files/assets/documents/He-Communications_in_Proxy_Contests.pdf, at 1.

5 https://www.proxyinsight.com/pvar_21/, at 20

6 https://www.cii.org/majority_voting_directors; https://www.cii.org/about

7 https://www.icgn.org/sites/default/files/2021-11/ICGN%20Global%20Governance%20Principles%202021.pdf, at 17

8 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf, at 9

9 https://www.ssga.com/library-content/pdfs/ic/proxy-voting-and-engagement-guidelines-us-canada.pdf, at 7

10 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/policies-and-reports/US_Proxy_Voting.pdf, at 16

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in WMC’s proxy statement.